Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, KY 40223

September 6, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:  Mr. Gus Rodriquez

Accounting Branch Chief

Re:	Porter Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed August 8, 2013
File No. 001-33033
Response to Staff Comments

Dear Mr. Rodriquez:

Porter Bancorp, Inc. (“Porter”) hereby submits the following response to the comment in the letter from the Commission’s staff dated August 26, 2013.

Form 10-Q for the Period Ended June 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Financial Condition, page 47

Comment:

1.

We note your disclosure on pages 47-50 discussing the trends in your loan portfolio and allowance for loan losses (ALLL) during 2013. We note the fact that you booked a provision for loan losses of only $450 thousand in the six months ended June 30, 2013 compared to $7.8 million in the six months ended June 30, 2012 and $40.3 million in the year ended 2012. We further note non-performing loans (NPLs) increased 19% at June 30, 2013 compared to December 31, 2012, the total ALLL decreased 34% at June 30, 2013 compared to December 31, 2012, the ALLL as a percentage of total loans decreased to 4.85% at June 30, 2013 compared to 6.30% at December 31, 2012, and the coverage ratio (ALLL as a percentage of NPLs) declined to 33% at June 30, 2013 compared to 60% at December 31, 2012. Please tell us in detail and revise future filings to more comprehensively explain how changes in the credit quality of your loan portfolio were considered in your loan loss provision recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

Securities and Exchange Commission

September 6, 2013

Response:

As you noted, we booked a provision for loan losses of $450 thousand in the six months ended June 30, 2013 compared to $7.8 million in the six months ended June 30, 2012 and $40.3 million in the year ended 2012. Additionally, as you noted:

•    our NPLs increased 19% at June 30, 2013 compared to December 31, 2012

•    the total ALLL decreased 34% at June 30, 2013 compared to 6.30% at December 31, 2012

•    the coverage ratio (ALLL as a percentage of NPLs) declined to 33% at June 30, 2013 compared to 60% at December 31, 2012

To ensure adequate and thorough consideration of changes in the credit quality of our loan portfolio in our loan loss provision recorded during the period and the allowance for loan losses at period end, we reviewed and considered, among other things, the following key issues:

•    Delinquency – Early Stage Past Due Loans and Non-Performing Loans

While NPL’s increased 18.7% from December 31, 2012 to June 30, 2013, our early stage past due loans and NPLs declined 19.1% from December 31, 2012 to June 30, 2013.

•    Loan Portfolio Size and Volume, Credit Quality, and Risk Category

Our loan portfolio outstanding balances declined $124.3 million or 13.8% from December 31, 2012 to June 30, 2013. While all loan risk categories experienced reductions, the pass category declined approximately $61.2 million, the watch category declined approximately $16.5 million, the special mention category declined $15.9 million, and the substandard category decreased approximately $30.7 million.

•    Components of the Allowance for Loan Losses

The ALLL decreased 34% and the coverage ratio (ALLL as a percentage of NPLs) declined over the relevant period.

Loans evaluated individually for impairment - The allowance for loans evaluated individually for impairment was the primary driver of this change.

The allowance for loans evaluated individually for impairment as a percentage of loans evaluated individually for impairment declined from 11.1% at December 31, 2012 to 5.8% at June 30, 2013 as specific reserves were charged off related to loans evaluated individually for impairment and deemed collateral dependent during the period.

We have assessed loans subject to individual analysis for collectability and considered, among other things, the borrower’s ability to repay, the value of the underlying collateral, and other market conditions to ensure that the allowance for loan losses is adequate to absorb probable incurred losses.

Loans evaluated collectively for impairment - Our allowance for loans evaluated collectively for impairment as a percentage of loans evaluated collectively for impairment declined from 5.0% at December 31, 2012 to 4.6% at June 30, 2013 as risk category classification mix and historical loss trends improved during the period.

Securities and Exchange Commission

September 6, 2013

Based upon our evaluation of these key issues, we believe the changes in credit quality of our loan portfolio were adequately considered in the loan loss provision recorded during the period and the amount of the allowance for loan losses at period end.

Please review our additional detailed analysis and response which follows. Our response quantifies each component of the allowance for loan losses and explains how each component is directionally consistent with the underlying credit quality of the applicable loan portfolio. We will revise future filings to include this more comprehensive information and disclosure.

Consideration of Early Stage Past Due Loans and Non-Performing Loans - In assessing our credit quality, we considered NPLs and early stage delinquencies as discussed in a paragraph on page 37 of our Form 10-Q for the period ended June 30, 2013 as follows:

“Non-performing loans increased $17.7 million to $112.3 million at June 30, 2013, compared with $94.6 million at December 31, 2012. The increase was primarily attributable to the placement of two significant borrowing relationships on non-accrual during the first quarter. At December 31, 2012, one of these relationships was past due 30-59 days and totaled $23.5 million; the other was past due 60-89 days and totaled $12.7 million. The increase in non-performing loans was partially offset by net loan charge-offs in the first six months of 2013 which totaled $19.6 million. The elevated level of charge-offs resulted primarily from charging off specific reserves for loans that were deemed to be collateral dependent…”

The following table illustrates the improving trends in our combined NPLs and early stage delinquencies from December 31, 2012 through June 30, 2013:

Past Due Loan Trend

	June 30, 2013	March 31, 2013	December 31, 2012	Change from December 31, 2012
Past Due Loans:
30-59 days	$8,600	$8,052	$38,219	-77.5%
60-89 days	2,979	2,960	20,303	-85.3%
90 days and over	71	—	86	-17.4%
Nonaccrual loans	112,185	120,943	94,517	18.7%

Total	$123,835	$131,955	$153,125	-19.1%

While non-accrual loans increased approximately 19% from December 31, 2012 to June 30, 2013, the increase was primarily attributable to the migration of two significant borrowing relationships from early-stage delinquency to non-accrual during the first quarter of 2013. At December 31, 2012, one of these relationships was past due 30-59 days and totaled $23.5 million; the other was past due 60-89 days and totaled $12.7 million. These loans were evaluated individually for impairment in each period. At December 31, 2012, we had established specific reserves for these two relationships totaling $4.9 million. In the first quarter of 2013, we determined that these loans became collateral dependent and charged off the specific reserves. The increase in non-performing loans was partially offset by net loan charge-offs totaling $19.6 million during the first six months of 2013 (including the $4.9 million in charge-offs for the two relationships discussed). The elevated level of charge-offs resulted primarily from charging off specific reserves for loans that were deemed to be collateral dependent during the period.

Securities and Exchange Commission

September 6, 2013

Consideration of Portfolio Size and Volume, Credit Quality, and Risk Category - We also consider the size and volume of our portfolio as well as the credit quality of our loan portfolio based upon risk category classification when determining the loan loss provision for each period and the allowance for loan losses at period end. The following table illustrates the decreasing size of our loan portfolio and the diminishing dollars within each risk category of the loan portfolio.

Loans by Risk Category

	June 30, 2013	March 31, 2013	December 31, 2012	Change from December 31, 2012
Pass	$376,735	$401,384	$437,886	-14.0%
Watch	160,965	161,392	177,419	-9.3%
Special Mention	18,760	27,767	34,700	-45.9%
Substandard	218,023	236,210	248,691	-12.3%
Doubtful	302	323	396	-23.7%

Total	$774,785	$827,076	$899,092	-13.8%

The outstanding balances in the loan portfolio decreased 13.8% or $124.3 million from December 31, 2012 to June 30, 2013. While all loan risk categories experienced reductions, the pass category declined approximately $61.2 million, the watch category declined approximately $16.5 million, the special mention category declined $15.9 million, and the substandard category decreased approximately $30.7 million. The $124.3 million reduction in outstanding balances was attributable to principal payments by customers (net of new originations) of $89.1 million, net charge-offs of $19.6 million, and transfers to OREO of $15.6 million.

Components of the Allowance for Loan Losses - We evaluate each component of our allowance for loan losses (ASC 310-10, 450-20) as we determine our provision for loan losses for the period and our allowance for loan losses at period end. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component is based on historical loss experience adjusted for environmental factors. We develop allowance estimates based on actual loss experience adjusted for current economic conditions and trends. Allowance estimates are a prudent measurement of the risk in the loan portfolio which we apply to individual loans based on loan type.

Securities and Exchange Commission

September 6, 2013

The following table illustrates the trend in the components of our allowance for loan losses. Our allowance for loans evaluated collectively for impairment as a percentage of loans evaluated collectively for impairment declined from 5.0% at December 31, 2012 to 4.6% at June 30, 2013 as risk category classification mix and historical loss trends improved during the period.

Allowance for Loan Losses by Component (ASC 310-10, 450-20)

	June 30, 2013	March 31, 2013	December 31, 2012
Allowance at period end:
for loans evaluated individually for impairment	$10,190	$8,161	$21,034
allowance as % of loans evaluated individually	5.8%	4.6%	11.1%
for loans evaluated collectively for impairment	27,369	31,678	35,646
allowance as % of loans evaluated collectively	4.6%	4.9%	5.0%
total allowance at period end	37,559	39,839	56,680
allowance as % of loans at period end	4.8%	4.8%	6.3%
Loans at period end:
Loans evaluated individually for impairment	$175,038	$177,472	$188,808
Loans evaluated collectively for impairment	599,747	649,604	710,284

Total loans at period end	$774,785	$827,076	$899,092

Individually evaluated for impairment - Specific reserves are determined on an individual loan basis based on management’s current evaluation of our loss exposure for each credit given the payment status, financial condition of the borrower and value of any underlying collateral. Loans for which specific reserves have been provided are excluded from the general reserve calculations described below. Changes in specific reserves from period to period are the result of changes in the circumstances of individual loans such as charge-offs, pay-offs, changes in collateral values or other factors.

We have assessed loans subject to individual analysis for collectability and considered, among other things, the borrower’s ability to repay, the value of the underlying collateral, and other market conditions to ensure that the allowance for loan losses is adequate to absorb probable incurred losses.

Our allowance for loan losses for loans evaluated individually for impairment declined from 11.1% at December 31, 2012 to 5.8% at June 30, 2013 as specific reserves were charged off related to loans evaluated individually for impairment and deemed collateral dependent during the period. Once charged down to net realizable value, our impairment analysis for these collateral dependent loans indicated that no additional reserves were required for these individually evaluated loans.

Collectively evaluated for impairment - We maintain general reserves for each loan type in the loan portfolio. In determining the amount of the general reserve portion of our allowance for loan losses, management considers factors such as our historical loan loss experience (we utilized a three-year loan loss history), the growth or reduction in outstanding balances, composition and diversification of our loan portfolio, current delinquency levels, the results of recent regulatory examinations and general economic conditions. Based on these factors, we apply estimated percentages to the various categories of loans, not including any loan that has a specific allowance allocated to it, based on our historical experience, portfolio

Securities and Exchange Commission

September 6, 2013

trends and economic and industry trends. This information is used by management to set the general reserve portion of the allowance for loan losses at a level it deems prudent.

Our allowance for loan losses for loans evaluated collectively for impairment declined from 5.0% at December 31, 2012 to 4.6% at June 30, 2013. This decline is present in each significant segment of the portfolio. The decline is driven by an improving risk category classification mix and volume as well as improving historical loss trends, which are key factors for estimating general reserves. Other factors include the consideration and evaluation of the growth, composition and diversification of our loan portfolio, current delinquency levels, the results of recent regulatory examinations and general economic conditions. The following tables illustrate recent trends in loans collectively evaluated for impairment, the related allowance for loan losses by portfolio segment, and historical loan charge-off trends:

Allowance for Loan Losses - Collective Evaluation - By Portfolio Segment:

	June 30, 2013			March 31, 2013			December 31, 2012
			% to			% to			% to
	Loans	Allowance	Total	Loans	Allowance	Total	Loans	Allowance	Total
Commercial	$44,631	$3,260	7.3%	$44,264	$4,295	9.7%	$47,271	$4,139	8.8%
Commercial real estate	271,735	13,425	4.9%	312,535	16,031	5.1%	347,874	18,722	5.4%
Residential real estate	242,142	9,619	4.0%	252,660	10,245	4.1%	272,460	11,594	4.3%
Consumer	16,636	573	3.4%	17,917	695	3.9%	20,171	789	3.9%
Agriculture	24,414	487	2.0%	22,044	410	1.9%	22,262	398	1.8%
Other	189	5	2.6%	184	2	1.1%	246	4	1.6%

Total	$599,747	$27,369	4.6%	$649,604	$31,678	4.9%	$710,284	$35,646	5.0%

Securities and Exchange Commission

September 6, 2013

Historical Loan Charge-Offs, net of recoveries

	Six-Months ended June 30, 2013 Net Charge-offs	Year ended December 31, 2012 Net Charge-offs	Year ended December 31, 2011 Net Charge-offs
Commercial	$387	$3,655	$4,128
Commercial real estate	13,622	21,531	25,094
Residential real estate	5,355	8,866	13,260
Consumer	342	1,005	983
Agriculture	(135)	1,092	841

Total	$19,571	$36,149	$44,306

Porter Bancorp, Inc. hereby acknowledges that:

•	Porter Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	Porter Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (502) 499-4773 if you have any questions or require any further information with respect to this matter.

Sincerely,

/s/ Phillip W. Barnhouse
Phillip W. Barnhouse Chief Financial Officer